DAIMLER TRUCKS RETAIL TRUST 2020-1
Investor Report

Amounts in USD

Dates

Collection Period No.	33			
Collection Period (from... to)	1-Nov-2022	30-Nov-2022		
Determination Date	13-Dec-2022			
Record Date	14-Dec-2022			
Distribution Date	15-Dec-2022			
Interest Period of the Class A-1 Notes (from... to)	15-Nov-2022	15-Dec-2022	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Nov-2022	15-Dec-2022	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	200,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	384,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	336,000,000.00	6,381,227.21	0.00	6,381,227.21	18.991748	0.000000
Class A-4 Notes	85,405,000.00	85,405,000.00	77,130,509.90	8,274,490.10	96.885312	0.903115
Total Note Balance	**1,005,405,000.00**	**91,786,227.21**	**77,130,509.90**	**14,655,717.31**		
Overcollateralization	94,600,605.11	94,600,482.04	94,600,482.04			
Pool Balance	**1,100,005,605.11**	**186,386,709.25**	**171,730,991.94**			

	Amount	Percentage
Initial Overcollateralization Amount	94,600,605.11	8.60%
Target Overcollateralization Amount	94,600,482.04	8.60%
Current Overcollateralization Amount	94,600,482.04	8.60%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	1.140000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.220000%	6,487.58	0.019308	6,387,714.79	19.011056
Class A-4 Notes	1.370000%	97,504.04	1.141667	8,371,994.14	98.026979
Total		**103,991.62**		**14,759,708.93**	

Amounts in USD

Available Funds			**Distributions**	
Principal Collections	14,598,185.75		(1) Total Servicing Fee	155,322.26
Interest Collections	881,669.88		Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	56,797.74		(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
Recoveries	84,152.96			
Purchase Amounts	0.00		(3) Interest Distributable Amount	103,991.62
Advances made by the Servicer	0.00		(4) Priority Principal Distributable Amount	0.00
Investment Earnings	42,367.40		(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**15,663,173.73**		(6) Regular Principal Distributable Amount	14,655,717.31
Reserve Fund Draw Amount	0.00		(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**15,663,173.73**		(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
			(9) Excess Collections to Certificateholders	748,142.54
			Total Distribution	**15,663,173.73**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	155,322.26	155,322.26	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	103,991.62	103,991.62	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	6,487.58	6,487.58	0.00
thereof on Class A-4 Notes	97,504.04	97,504.04	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	103,991.62	103,991.62	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	14,655,717.31	14,655,717.31	0.00
Aggregate Principal Distributable Amount	14,655,717.31	14,655,717.31	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,750,014.01
Reserve Fund Amount - Beginning Balance	2,750,014.01
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	7,080.80
minus Net Investment Earnings	7,080.80
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,750,014.01
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	7,080.80
Net Investment Earnings on the Collection Account	35,286.60
Investment Earnings for the Collection Period	42,367.40

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,100,005,605.11	7,952
Pool Balance beginning of Collection Period	186,386,709.25	2,850
Principal Collections	10,329,759.45	
Principal Collections attributable to Full Pay-offs	4,268,426.30	
Principal Purchase Amounts	0.00	
Principal Gross Losses	57,531.56	
Pool Balance end of Collection Period	171,730,991.94	2,729
Pool Factor	15.61%	

	As of Cutoff Date	Current
Weighted Average APR	5.51%	5.65%
Weighted Average Number of Remaining Payments	42.36	21.11
Weighted Average Seasoning (months)	14.06	43.14

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	170,827,556.81	2,695	99.47%
31-60 Days Delinquent	753,193.45	25	0.44%
61-90 Days Delinquent	102,942.80	7	0.06%
91-120 Days Delinquent	47,298.88	2	0.03%
Total	171,730,991.94	2,729	100.00%

Delinquency Trigger	**9.700%**
60+ Delinquency Receivables to EOP Pool Balance	0.09%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	57,531.56	1	16,806,510.97	227
Principal Net Liquidation Proceeds	56,074.32		6,290,578.72	
Principal Recoveries	81,849.17		6,755,915.95	
Principal Net Loss / (Gain)	(80,391.93)		3,760,016.30	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.539%)
Prior Collection Period	(1.260%)
Second Prior Collection Period	(0.122%)
Third Prior Collection Period	0.131%
Four Month Average	(0.447%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.342%
Average Net Credit Loss/(Gain)	16,563.95

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

Pd.	Cumulative Loss		Delinquncies			Lifetime CPR
	Gross	Net	31-60	61-90	91+	
1	0.09%	0.04%	0.87%	0.10%	- %	11.94%
2	0.17%	0.07%	0.42%	0.53%	0.10%	8.96%
3	0.24%	0.10%	0.45%	0.17%	0.10%	6.82%
4	0.36%	0.18%	0.12%	0.16%	0.06%	8.14%
5	0.46%	0.22%	0.21%	0.07%	0.11%	9.86%
6	0.53%	0.25%	0.24%	0.09%	0.05%	9.58%
7	0.55%	0.25%	0.22%	0.14%	0.05%	10.31%
8	0.61%	0.26%	0.25%	0.02%	0.14%	10.53%
9	0.74%	0.35%	0.48%	0.05%	0.02%	10.33%
10	0.80%	0.36%	0.46%	0.08%	0.03%	11.60%
11	0.88%	0.37%	0.23%	0.21%	0.01%	11.88%
12	0.90%	0.38%	0.29%	0.03%	0.02%	11.58%
13	0.98%	0.41%	0.32%	0.04%	0.01%	12.62%
14	1.01%	0.40%	0.24%	0.05%	0.01%	12.69%
15	1.04%	0.40%	0.27%	0.02%	0.04%	12.52%
16	1.08%	0.38%	0.15%	0.17%	0.01%	13.16%
17	1.18%	0.45%	0.14%	0.05%	- %	13.78%
18	1.26%	0.48%	0.17%	0.04%	0.01%	14.32%
19	1.29%	0.42%	0.21%	0.06%	0.01%	14.38%
20	1.30%	0.40%	0.27%	0.03%	0.03%	15.55%
21	1.33%	0.37%	0.32%	0.07%	0.01%	15.52%
22	1.37%	0.39%	0.19%	0.11%	0.05%	15.94%
23	1.40%	0.40%	0.22%	0.02%	0.04%	15.90%
24	1.41%	0.41%	0.45%	0.04%	0.01%	15.57%
25	1.41%	0.37%	0.33%	0.04%	0.02%	15.73%
26	1.43%	0.37%	0.23%	0.01%	- %	15.65%
27	1.43%	0.37%	0.84%	0.03%	0.01%	15.93%
28	1.46%	0.37%	0.31%	0.07%	0.01%	15.77%
29	1.48%	0.37%	0.26%	0.07%	0.06%	15.37%
30	1.50%	0.37%	0.11%	0.07%	0.05%	15.47%
31	1.51%	0.37%	0.34%	0.01%	0.04%	15.43%
32	1.52%	0.35%	0.42%	0.11%	- %	15.02%
33	1.53%	0.34%	0.44%	0.06%	0.03%	14.93%

Total Pool